 Exhibit 99.1

First Mining Further Expands Aiguille Zone at the Duparquet Gold Project as Exploration Drilling Advances

  Aiguille Zone now delineated over 100 m strike length, highlighted by drill hole DUP25-058 returning 1.43 g/t Au over 24.1 m, including 4.56 g/t Au over 4.0 m
  Exploration drilling program continues through the month of September with ~16,000 m completed in 2025 to date

VANCOUVER, BC, Sept. 8, 2025 /CNW/ - First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to announce additional drilling results from the 2025 exploration program at its Duparquet Gold Project ("Duparquet Project" or the "Project") located in the Abitibi region of Quebec, Canada. The Company has been actively drilling at the Duparquet Project and has completed ~16,000 m of drilling since March 2025, with a focus on advancing key resource expansion targets. Remaining assay results from the 2025 program are pending, and the Company will provide further updates as results are received and interpreted.

Highlights from the latest drilling include the continued advancement of the Aiguille discovery zone. Drill hole DUP25-058 returned 1.43 g/t Au over 24.1 m, including 4.56 g/t Au over 4.0 m, further extending the target eastward along strike. Originally discovered in 2024, the Aiguille Zone returned 8.99 g/t Au over 3.1 m in DUP24-044 (see news release dated January 20, 2025). With the latest results, the Aiguille target has now been delineated over an approximate strike length of 100 m. The zone remains open, and follow-up drilling will focus on further defining both its vertical and strike extents.

"Our exploration teams continue to build on our drilling success at Duparquet with the advancement of priority target areas proximal to the existing mineral resource, aimed at bolstering continuity and endowment in support of our development vision," stated Dan Wilton, CEO of First Mining. "With a highly productive drill program to date, we look forward to further strong results-driven updates on the Project."

Drilling at the Valentre target has continued in 2025, with recent assay results returning 2.80 g/t Au over 3.25 m, including 4.93 g/t Au over 1.75 m in drill hole DUP25-057. Ongoing drilling at the Central Duparquet-Valentre-Dumico ("CVD") target, together with the adjacent Aiguille and Miroir targets, continues to reinforce the area as an emerging resource growth centre that could have synergies with mining development scenarios. Furthermore, with the expansion of the Aiguille and Miroir targets, the Company has demonstrated a favourable area with a concentration of gold mineralization spanning 1.5 km by 0.5 km (See Figure 1).

The latest completed holes total 1,053 metres of the 2025 program and assay highlights are shown in Table 1, with a full list of assays returned in Table 2 and collar details in Table 3.

Table 1: Selected Significant Drill Intercepts, 2025 Program – Aiguille and Valentre Targets

Hole ID		From (m)	To (m)	Length (m)	Grade (Au g/t)	Target
DUP25-057		208.15	211.4	3.25	2.80	Valentre
DUP25-057	inc.	208.15	209.9	1.75	4.93	Valentre
DUP25-058		376.9	401.0	24.1	1.43	Aiguille
DUP25-058	inc.	395.0	399.0	4.0	4.56	Aiguille

Figure 1: Plan view of the CVD, Aiguille, and Miroir target areas. (CNW Group/First Mining Gold Corp.)

Duparquet 2025 Exploration Program Updates

Exploration activities at the Duparquet Project continue to advance, with ~16,000 m drilled in 2025 to date. Drilling has been strategically focused on key resource expansion targets including CVD, Miroir, Aiguille, North Zone, South Zone, and the newly discovered Minuit Zone, where programs are aimed at building on the Project's strong growth potential (Figure 2). In parallel, regional field programs are progressing to refine and advance additional targets toward future drill readiness.

Figure 2: Plan view map of Duparquet geology and mineral resource with main targets around the Project core area. (CNW Group/First Mining Gold Corp.)

Additional Details on the Aiguille and CVD Targets

Aiguille

The 2025 Aiguille drilling program is focused on expanding the extent of mineralization along strike and plunge of the two discovery holes completed in 2024. Recent drilling returned 1.43 g/t Au over 24.1 m, including 4.56 g/t Au over 4.0 m, in drill hole DUP25-058 (Figure 3). Mineralization is hosted within alternating brecciated and altered basalt, argillite, and syenite units, with up to 5% very fine-grained and medium-grained pyrite. Mineralization is consistent along interpreted east-west trending D2 structures, which are characterized by intense brecciation and shearing.  Drilling to date has extended the mineralized strike length at Aiguille to approximately 100 m, and the zone remains open both at depth and along strike, particularly toward surface and eastward (Figure 4).

Figure 3: Cross section and plan view of the recently completed drilling at the Aiguille Zone, highlighting select drill holes and significant intercepts downhole. The cross section is looking west. (CNW Group/First Mining Gold Corp.)

Figure 4: Aiguille plan view and north-looking long section, highlighting recent drill results and outlining future drill targets. (CNW Group/First Mining Gold Corp.)

Central Duparquet – Valentre - Dumico

Drilling at the CVD target area has been further advanced with drill holes DUP25-055 and DUP25-057 (Table 2). Notably, DUP25-057 returned 2.80 g/t Au over 3.25 m, including 4.93 g/t Au over 1.75 m. Mineralized intersections are hosted in brecciated silica-altered basalt or syenite, containing up to 5% very fine-grained disseminated pyrite.

The exploration strategy at the CVD target is focused on expanding the mineralized footprint and demonstrating continuity along strike and at depth. Results will be incorporated into an updated 3D geological model to guide future drilling programs and support the potential inclusion of the CVD target in future mineral resource estimates (Figure 5).

Figure 5: Long section view of the CVD area highlighting the drill density and significant Au intercepts. (CNW Group/First Mining Gold Corp.)

Table 2: Latest Assay Results from 2025 Drill Program

Hole ID		From (m)	To (m)	Length (m)	Grade (Au g/t)	Target
DUP25-055		28.25	29.0	0.75	0.80	Dumico
DUP25-055		47.3	47.8	0.5	1.86	Dumico
DUP25-055		53.45	54.95	1.5	1.49	Dumico
DUP25-055		130.3	138.75	8.45	0.94	Valentre
DUP25-055		214.3	216.2	1.9	0.61	Valentre
DUP25-055		220.15	225.0	4.85	0.55	Valentre
DUP25-055		227.7	229.0	1.3	0.53	Valentre
DUP25-055		234.5	235.25	0.75	0.49	Valentre
DUP25-055		241.8	242.3	0.5	0.78	Valentre
DUP25-057		57.5	59.0	1.5	1.45	Valentre
DUP25-057		73.5	75.0	1.5	0.60	Valentre
DUP25-057		143.5	144.1	0.6	0.47	Valentre
DUP25-057		145.55	147.1	1.55	0.57	Valentre
DUP25-057		203.0	204.0	1.0	0.40	Valentre
DUP25-057		208.15	211.4	3.25	2.80	Valentre
DUP25-057	inc.	208.15	209.9	1.75	4.93	Valentre
DUP25-057		227.6	228.35	0.75	0.76	Valentre
DUP25-057		229.65	230.45	0.8	0.48	Valentre
DUP25-057		240.0	241.0	1.0	4.12	Valentre
DUP25-057		263.25	264.15	0.9	0.69	Valentre
DUP25-057		280.0	283.7	3.7	1.06	Valentre
DUP25-057		297.5	298.0	0.5	1.74	Valentre
DUP25-058		59.0	60.0	1.0	2.43	Central Duparquet
DUP25-058		94.6	95.3	0.7	0.59	Central Duparquet
DUP25-058		99.0	100.0	1.0	1.12	Central Duparquet
DUP25-058		106.5	108.0	1.5	1.39	Central Duparquet
DUP25-058		152.95	153.45	0.5	2.48	Central Duparquet
DUP25-058		160.0	164.55	4.55	0.63	Central Duparquet
DUP25-058		367.45	369.0	1.55	2.21	Aiguille
DUP25-058		376.9	401.0	24.1	1.43	Aiguille
DUP25-058	inc.	395.0	399.0	4.0	4.56	Aiguille
*Reported intervals are drilled core lengths (true widths are estimated at 75-85% of the core length interval; assay values are uncut)

Table 3: 2025 Drill Hole Locations - Minuit, Aiguille, Valentre Zones

Hole ID	Azimuth (°)	Dip (°)	Length (m)	Easting	Northing
DUP25-055	180	-53	276	633521	5373938
DUP25-057	175	-57	327	633411	5373966
DUP25-058	179	-57	450	633346	5373897
Note: Collar coordinates in UTM NAD 83 z17

About the Duparquet Gold Project

The Duparquet Project is geologically situated in the southern part of the Abitibi Greenstone Belt and is geographically located approximately 50 km north of the city of Rouyn-Noranda. The Project benefits from easy access and proximity to an existing workforce and infrastructure, including road, rail and hydroelectric grid power. The Duparquet Project currently hosts an NI 43-101 compliant gold resource of 3.44 million ounces in the Measured & Indicated category, grading 1.55 g/t Au, and an additional 2.64 million ounces in the Inferred category, grading 1.62 g/t Au. First Mining completed a Preliminary Economic Assessment1 ("PEA") on the Project in 2023.

The Duparquet Project totals approximately 5,800 hectares focused on an area of 19 km of strike length along the prolific Destor-Porcupine Fault Zone, along with numerous mineralized splays and influential secondary lineaments. The Duparquet Project includes the past-producing Beattie, Donchester and Duquesne mines as well as the Central Duparquet, Dumico and Pitt Gold deposits.

[1] Further details on the Duparquet PEA can be found in the technical report entitled "NI 43-101 Technical Report: Preliminary Economic Assessment, Duparquet Gold Project, Quebec, Canada" dated October 20, 2023, which was prepared for First Mining by G Mining Services Inc. in accordance with NI 43-101 and is available under First Mining's SEDAR+ profile at www.sedarplus.ca

Analytical Laboratory and QA/QC Procedures

All sampling completed by First Mining within its exploration programs is subject to a Company standard of internal quality control and quality assurance (QA/QC) programs which include the insertion of certified reference materials, blank materials and a level of duplicate analysis. Core samples from the 2025 drilling program at Duparquet were sent to AGAT Laboratories, with sample preparation in Val d'Or, Quebec and analysis in Thunder Bay, Ontario, where they were processed for gold analysis by 50 gram fire assay with an atomic absorption finish. Samples from selected holes were sent to AGAT Laboratories in Calgary, Alberta, for multi-element analysis (including silver) by inductively coupled plasma (ICP) method with a four acid digest. AGAT Laboratories systems conform to requirements of ISO/IEC Standard 17025 guidelines and meets assay requirements outlined for NI 43-101.

Qualified Person

James Maxwell, P.Geo., VP, Exploration and Project Operations for First Mining, is a "Qualified Person" for the purposes of NI 43-101 Standards of Disclosure for Mineral Projects and has reviewed and approved the scientific and technical disclosure contained in this news release.

About First Mining Gold Corp.
First Mining is a gold developer advancing two of the largest gold projects in Canada, the Springpole Gold Project in northwestern Ontario, where we have commenced a Feasibility Study and permitting activities are on-going with a final Environmental Impact Statement / Environmental Assessment for the project submitted in November 2024, and the Duparquet Gold Project in Quebec, a PEA-stage development project located on the Destor-Porcupine Fault Zone in the prolific Abitibi region. First Mining also owns the Cameron Gold Project in Ontario and a 30% project interest in the Pickle Crow Gold Project.

First Mining was established in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events.  All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such factors include, without limitation the Company's business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, pandemics or other health crises, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2024 filed with the Canadian securities regulatory authorities under the Company's SEDAR+ profile at www.sedarplus.ca, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

The Company is a "foreign private issuer" as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is eligible to rely upon the Canada-U.S. Multi-Jurisdictional Disclosure System, and is therefore permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Technical disclosure contained in this news release has not been prepared in accordance with the requirements of United States securities laws and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning the issuer's material mineral projects.

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For further information: For further information, please contact: Toll Free: 1 844 306 8827 | Email: info@firstmininggold.com; Paul Morris | Director, Investor Relations | Email: paul@firstmininggold.com

CO: First Mining Gold Corp.

CNW 07:00e 08-SEP-25